

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

<u>Via U.S. Mail and Facsimile to 303-455-2542</u>

Mark Lana
Chief Executive Officer
HS3 Technologies, Inc.
1800 Boulder Street, Suite 600
Denver, CO 80211-6400

> **Re:** **HS3 Technologies, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2010**
> **Filed on September 29, 2010**
> **Form 10-Q for the quarterly period ended December 31, 2010**
> **Filed February 16, 2011, as amended on April 27, 2011**
> **File No. 001-32289**

Dear Mr. Lana:

We have completed our review of your filings and do not have any further comments at this time.

> Sincerely,
>
> /s/ Larry Spirgel
>
> Larry Spirgel
> Assistant Director